SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS THIRD QUARTER RESULTS

São Paulo, November 8, 2007- Companhia de Bebidas das Américas - AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the third quarter 2007 (Q3 2007). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with Brazilian GAAP and should be read in conjunction with our interim report for the three and nine month periods ended on September 30, 2007. In order to facilitate the understanding of our underlying performance, we have enhanced our press release to segregate the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities. Comparisons, unless otherwise stated, refer to the third quarter of 2006 (Q3 2006). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Continuous volume growth: Our total volumes increased organically by 3.6% during Q3 2007. Brazil and our operations in Quinsa delivered organic volume growth of 4.6% and 7.3%, respectively. North America reported volume growth of 7.6% including the Lakeport acquisition, with organic volumes marginally down on Q3 2006.

Top line growth exceeding volume growth: Net sales increased organically by 7.2% during Q3 2007 with our attention to revenue management and the development of the premium segment continuing to deliver positive results.

Strong Brand Performance: Focused marketing campaigns and very well-executed proprietary events helped to build preference for our brands. The premium segment continues to post strong growth in Brazil and Quinsa.

Cost efficiency: Increases in cost of goods sold from general inflation, product mix, labor costs and the cost of certain raw materials (e.g. corn) were offset by the positive impact of our efficiency initiatives and commodity and currency hedges, leading to an organic increase of only 0.6% on a per hectoliter basis. SG&A (excluding depreciation and amortization) increased organically by 6.3% during Q3 2007, due primarily to higher volumes, inflationary pressures, investments to support innovations and the timing of spend, partly offset by good cost saving results in North America.

Double-digit organic growth in EBITDA along with margin expansion: Our EBITDA reached R$1,992.5 million during Q3 2007, which represents an organic increase of 10.6%. Our EBITDA margin continues to expand, improving by 130 basis points organically. All of our main operations improved margins on an organic basis.

Strong payout and Financial discipline: During Q3 2007. AmBev returned to shareholders R$286.4 million in buybacks and declared R$ 979.2 million in dividends (payable in October). For the first nine months of the year, total payout was R$ 2.4 billion in buybacks and R$ 1.7 billion in dividends (including declared but not paid dividends).

Financial Highlights - AmBev Consolidated			% As	%			% As	%
R$ million	3Q06	3Q07	Reported	Organic	YTD 06	YTD 07	Reported	Organic
Total volumes	30,522.0	32,803.7	7.5%	3.6%	87,926.9	98,860.9	12.4%	4.3%
Beer	22,298.4	23,970.6	7.5%	3.7%	64,656.9	71,322.9	10.3%	3.4%
CSD and NANC	8,223.6	8,833.1	7.4%	3.2%	23,270.1	27,538.0	18.3%	6.9%
Net sales	4,337.3	4,641.7	7.0%	7.2%	12,344.2	13,821.8	12.0%	8.8%
Gross profit	2,857.8	3,096.7	8.4%	8.7%	8,191.5	9,163.5	11.9%	9.3%
Gross margin	65.9%	66.7%	80bps	90bps	66.4%	66.3%	-10 bps	30 bps
EBITDA	1,824.0	1,992.5	9.2%	10.6%	5,119.3	5,871.7	14.7%	12.2%
EBITDA margin	42.1%	42.9%	90 bps	130 bps	41.5%	42.5%	100 bps	130 bps
Net Income	486.1	589.8	21.3%		1,625.2	1,684.4	3.6%
No. of share outstanding (millions)	644.6	620.8	-3.7%		644.6	620.8	-3.7%
EPS (R$/shares)	0.75	0.95	26.0%		2.52	2.71	7.6%
EPS excl. goodwill amortization (R$/shares)	1.28	1.61	26.3%		3.96	4.72	19.2%

Note: Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Third Quarter 2007 Results November 8, 2007 Page 2

Message from AmBev Management

AmBev recorded a solid third quarter. Consolidated EBITDA increased 10.6% organically, reaching R$1,992.5 million with an organic growth in EBITDA margin of 130 bps. Organic growth was led by operations in Brazil with EBITDA growth of 12.7%, by Quinsa, with an EBITDA 13.7% higher than in Q3 2006 and by Canada with an EBITDA growth of 3.5%.

Beer operations in Brazil showed strong EBITDA organic growth of 12.8%, with 4.9% higher volumes and 11.3% higher gross profit. The Brazil CSD & Nanc unit reached a R$159.3 million EBITDA in Q3 2007, growing 20.6% organically and delivering 340 bps higher margins. Gains in raw material prices and foreign exchange hedges played an important role in driving this increase. “We continue to recover beer market share, while increasing revenues ahead of costs. CSD and Nanc SG&A (excluding depreciation and amortization) grew by 24.8% in the quarter, mainly due to lower expenses in Q3 2006 and the bringing forward of expenses from Q4 2007 in order to better prepare ourselves for the summer season. Overall, better planning of our sales and marketing investments in Brazil leaves us in a strong position going into the summer, ensuring that in Q4 we can concentrate all our efforts on execution against a solid commercial plan”, says Luiz Fernando Edmond, CEO for Latin America

Quinsa continues to deliver solid results despite the negative impact on costs of inflation, higher salaries and the energy crisis. Quinsa contributed R$212.3 million to AmBev’s EBITDA, as a result of a 3.3% organic growth in beer volumes and a 13.3% organic growth in CSD & Nanc volumes. “Market share gains in both our beer and soft drinks operations, a strong performance from our premium brands and production efficiency gains helped us to deliver another good quarter”, says João Castro Neves, Quinsa’s CEO.

HILA-ex reported positive EBITDA of R$3.5 million. Luiz Fernando Edmond, CEO for Latin America, comments: “Year-to-date results still show a loss, but we are making progress quarter by quarter as we drive towards breakeven.”

EBITDA for our North American operations reached R$479.3 million, 3.5% higher than Q3 2006 on an organic basis, with a 210 bps increase in margin. In a very competitive environment, our organic growth is being driven by cost savings, although the Lakeport acquisition has strengthened our portfolio allowing us to compete more effectively in Ontario. Miguel Patricio, CEO for North America, adds: “Strong pricing competition is still affecting our volumes, but we remain focused on building brand equity while protecting profitability for the long term”.

We continue committed to distributing our excess cash provided by operating activities. For the quarter, we returned to our shareholders R$286.4 million in buybacks and declared dividends amounting to approximately R$979.2 million (paid on October 10th). Graham Staley, AmBev’s CFO says: “We remain consistent in our payout strategy. In the year to date, we have distributed R$4.1 billion in dividends (including the dividend paid in October) and share buybacks, which is around R$500 million more than the payout for the whole of 2006”.

AmBev is not providing specific guidance on commodity costs at this stage other than to say that pressure on prices in recent months, especially barley and malt, will impact cost of sales in all business units in 2008. However, this is likely to be offset by favorable results from sugar and US dollar hedge contracts as well as other planned productivity initiatives throughout the company. Overall AmBev expects to keep increases in cost of sales per hectoliter below the level of inflation in 2008.

Third Quarter 2007 Results November 8, 2007 Page 3

AmBev Consolidated

The following tables set out the consolidated results of AmBev for Q3 2007 and the nine months to September 30th, 2007.

Q3 2007 confirms that AmBev continues to improve its operating performance, focusing on volume growth, top line growth above volume, cost savings and financial discipline, resulting in not only higher EBITDA year over year, but also improved margins.

AmBevConsolidated Results			Currency	Organic		% As	%
R$ million	3Q06	Scope	Translation	Growth	3Q07	Reported	Organic
Volume ('000 hl)	30,522.0	1,197.1	-	1,084.6	32,803.7	7.5%	3.6%
Net Revenue	4,337.3	145.2	(152.1)	311.3	4,641.7	7.0%	7.2%
Net Revenue/hl	142.1	(0.8)	(4.6)	4.8	141.5	-0.4%	3.4%
COGS	(1,479.5)	(59.9)	57.1	(62.6)	(1,545.0)	4.4%	4.2%
COGS/hl	(48.5)	(0.1)	1.7	(0.3)	(47.1)	-2.8%	0.6%
Gross Profit	2,857.8	85.3	(95.0)	248.7	3,096.7	8.4%	8.7%
Gross Margin	65.9%				66.7%	80 bps	90 bps
SG&A excl. deprec.&amort.	(1,134.4)	(65.8)	48.1	(71.6)	(1,223.7)	7.9%	6.3%
SG&A deprec.&amort.	(191.9)	(61.4)	3.2	4.1	(246.0)	28.2%	-2.1%
SG&A Total	(1,326.3)	(127.2)	51.2	(67.5)	(1,469.7)	10.8%	5.1%
EBIT	1,531.5	(41.9)	(43.8)	181.2	1,627.0	6.2%	11.9%
EBIT Margin	35.3%				35.1%	-30 bps	150 bps
EBITDA	1,824.0	29.8	(54.5)	193.1	1,992.5	9.2%	10.6%
EBITDA Margin	42.1%				42.9%	90 bps	130 bps

AmBev Consolidated Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	87,926.9	7,114.9	-	3,819.1	98,860.9	12.4%	4.3%
Net Revenue	12,344.2	760.8	(371.6)	1,088.4	13,821.8	12.0%	8.8%
Net Revenue/hl	140.4	(2.5)	(3.8)	5.7	139.8	-0.4%	4.0%
COGS	(4,152.7)	(310.9)	135.7	(330.4)	(4,658.3)	12.2%	8.0%
COGS/hl	(47.2)	0.3	1.4	(1.5)	(47.1)	-0.2%	3.2%
Gross Profit	8,191.5	449.9	(235.9)	758.0	9,163.5	11.9%	9.3%
Gross Margin	66.4%				66.3%	-10 bps	30 bps
SG&A excl. deprec.&amort.	(3,357.6)	(227.2)	125.6	(166.5)	(3,625.7)	8.0%	5.0%
SG&A deprec.&amort.	(575.7)	(98.4)	7.0	24.4	(642.7)	11.6%	-4.2%
SG&A Total	(3,933.3)	(325.5)	132.6	(142.1)	(4,268.4)	8.5%	3.6%
EBIT	4,258.1	124.4	(103.3)	615.9	4,895.1	15.0%	14.5%
EBIT Margin	34.5%				35.4%	90 bps	180 bps
EBITDA	5,119.3	259.4	(130.9)	623.9	5,871.7	14.7%	12.2%
EBITDA Margin	41.5%				42.5%	100 bps	130 bps

Third Quarter 2007 Results November 8, 2007 Page 4

AMBEV - CONSOLIDATED RESULTS

The combination of AmBev’s operations in the Brazil, Quinsa, HILA-ex and North American business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Third Quarter 2007 Results November 8, 2007 Page 5

Brazil Consolidated

ConsolidatedBrazil Results			Currency	Organic		% As	%
R$ million	3Q06	Scope	Translation	Growth	3Q07	Reported	Organic
Volume ('000 hl)	20,299.5	341.2		939.7	21,580.3	6.3%	4.6%
Net Revenue	2,552.8	23.4		270.7	2,846.9	11.5%	10.6%
Net Revenue/hl	125.8	(1.0)		7.2	131.9	4.9%	5.7%
COGS	(839.2)	(16.6)		(61.8)	(917.6)	9.3%	7.4%
COGS/hl	(41.3)	(0.1)		(1.1)	(42.5)	2.9%	2.6%
Gross Profit	1,713.6	6.8		208.9	1,929.3	12.6%	12.2%
Gross Margin	67.1%				67.8%	60 bps	100 bps
SG&A excl. deprec.& amort.	(598.3)	(13.7)		(64.5)	(676.5)	13.1%	10.8%
SG&A deprec.& amort.	(141.0)	(58.3)		(0.3)	(199.5)	41.5%	0.2%
SG&A Total	(739.3)	(72.0)		(64.8)	(876.0)	18.5%	8.8%
EBIT	974.3	(65.2)		144.1	1,053.3	8.1%	14.8%
EBIT Margin	38.2%				37.0%	-120 bps	140bps
EBITDA	1,153.8	(3.4)		147.0	1,297.4	12.4%	12.7%
	45.2%				45.6%	40 bps	90 bps

ConsolidatedBrazil Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	61,153.0	562.2		3,246.7	64,961.8	6.2%	5.3%
Net Revenue	7,655.1	39.5		896.9	8,591.5	12.2%	11.7%
Net Revenue/hl	125.2	(0.5)		7.6	132.3	5.7%	6.1%
COGS	(2,439.5)	(22.7)		(273.7)	(2,735.9)	12.1%	11.2%
COGS/hl	(39.9)	0.0		(2.2)	(42.1)	5.6%	5.6%
Gross Profit	5,215.5	16.8		623.2	5,855.6	12.3%	11.9%
Gross Margin	68.1%				68.2%	.0 bps	10 bps
SG&A excl. deprec.&amort.	(1,744.8)	(25.6)		(198.3)	(1,968.8)	12.8%	11.4%
SG&A deprec.& amort.	(425.3)	(77.7)		4.4	(498.6)	17.2%	-1.0%
SG&A Total	(2,170.2)	(103.3)		(193.9)	(2,467.4)	13.7%	8.9%
EBIT	3,045.4	(86.4)		429.3	3,388.2	11.3%	14.1%
EBIT Margin	39.8%				39.4%	-30 bps	80bps
EBITDA	3,588.7	(3.8)		424.6	4,009.4	11.7%	11.8%
EBITDA Margin	46.9%				46.7%	-20 bps	0 bps

The AmBev Brazil business unit reached an EBITDA of R$1,297.4 million in the quarter, representing an organic growth of 12.7% and an organic increase in EBITDA margin of 90 bps.

Third Quarter 2007 Results November 8, 2007 Page 6

Beer Brazil

Beer Brazil Results			Currency	Organic		% As	%
R$ million	3Q06	Scope	Translation	Growth	3Q07	Reported	Organic
Volume ('000 hl)	15,113.2	316.1		761.4	16,190.7	7.1%	4.9%
Net Revenue	2,082.6	21.7		230.8	2,335.1	12.1%	11.0%
Net Revenue/hl	137.8	(1.5)		7.9	144.2	4.7%	5.8%
COGS	(594.2)	(15.3)		(61.4)	(670.9)	12.9%	10.1%
COGS/hl	(39.3)	(0.1)		(2.0)	(41.4)	5.4%	5.0%
Gross Profit	1,488.3	6.4		169.5	1,664.2	11.8%	11.3%
Gross Margin	71.5%				71.3%	-20 bps	20 bps
SG&A excl. deprec.&amort.	(518.1)	(12.6)		(44.1)	(574.9)	11.0%	8.3%
SG&A deprec.&amort.	(104.7)	(43.5)		(0.9)	(149.2)	42.5%	0.6%
SG&A Total	(622.8)	(56.1)		(45.1)	(724.0)	16.3%	7.1%
EBIT	865.5	(49.8)		124.4	940.1	8.6%	15.2%
EBIT Margin	41.6%				40.3%	-130 bps	120 bps
EBITDA	1,002.8	(3.1)		127.8	1,127.6	12.4%	12.8%
EBITDA Margin	48.2%				48.3%	10 bps	70 bps

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	45,730.5	519.6		2,046.0	48,296.1	5.6%	4.4%
Net Revenue	6,299.9	37.0		637.9	6,974.8	10.7%	10.1%
Net Revenue/hl	137.8	(0.8)		7.5	144.4	4.8%	5.4%
COGS	(1,790.3)	(21.1)		(128.6)	(1,940.0)	8.4%	7.1%
COGS/hl	(39.1)	(0.0)		(1.0)	(40.2)	2.6%	2.6%
Gross Profit	4,509.6	15.9		509.3	5,034.8	11.6%	11.3%
Gross Margin	71.6%				72.2%	60 bps	80 bps
SG&A excl. deprec.&amort.	(1,504.9)	(24.0)		(168.0)	(1,696.8)	12.8%	11.0%
SG&A deprec.&amort.	(318.6)	(58.1)		6.7	(370.0)	16.1%	-1.8%
SG&A Total	(1,823.5)	(82.1)		(161.2)	(2,066.8)	13.3%	8.5%
EBIT	2,686.1	(66.1)		348.0	2,968.0	10.5%	13.3%
EBIT Margin	42.6%				42.6%	-10 bps	110 bps
EBITDA	3,105.7	(3.4)		341.7	3,443.9	10.9%	11.0%
EBITDA Margin	49.3%				49.4%	10 bps	40 bps

The Brazilian beer operations delivered good organic volume growth for the quarter (+4.9%), combining strong execution with industry growth. AmBev’s market share reached 67.7% for Q3 2007, which is 90 bps lower than the same period of last year but represents a recovery of 40 bps compared to Q2 2007. September 2007 was the sixth consecutive month of market share growth.

Net revenue per hectoliter growth above volume was driven by the price increase in January, packaging mix, higher sales through direct distribution and the continuing growth of our premium brands.

COGS per hectoliter were positively impacted by our hedging results, as anticipated. However, these gains were offset by packaging mix, labor cost inflation and higher prices for certain raw materials, including corn.

SG&A (excluding depreciation and amortization) increased 8.3% organically. The main reasons for this increase were (i) the impact of higher volumes (ii) the expansion of direct distribution, and (iii) the growth of fixed expenses in line with inflation.

Third Quarter 2007 Results November 8, 2007 Page 7

CSD & Nanc

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	3Q06	Scope	Translation	Growth	3Q07	Reported	Organic
Volume ('000 hl)	5,186.3	25.0		178.3	5,389.6	3.9%	3.4%
Net Revenue	429.0	1.7		36.8	467.5	9.0%	8.6%
Net Revenue/hl	82.7	(0.1)		4.1	86.7	4.9%	5.0%
COGS	(223.1)	(1.3)		10.1	(214.3)	-4.0%	-4.5%
COGS/hl	(43.0)	(0.1)		3.3	(39.8)	-7.6%	-7.7%
Gross Profit	205.8	0.4		46.9	253.2	23.0%	22.8%
Gross Margin	48.0%				54.2%	620 bps	630 bps
SG&A excl. deprec.&amort.	(79.4)	(1.1)		(19.7)	(100.2)	26.1%	24.8%
SG&A deprec.&amort.	(36.3)	(14.8)		0.6	(50.4)	38.9%	-1.8%
SG&A Total	(115.7)	(15.8)		(19.1)	(150.6)	30.2%	16.5%
EBIT	90.1	(15.4)		27.9	102.6	13.8%	30.9%
EBIT Margin	21.0%				21.9%	90 bps	430 bps
EBITDA	132.4	(0.4)		27.3	159.3	20.3%	20.6%
EBITDA Margin	30.9%				34.1%	320 bps	340 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	15,422.5	42.6		1,200.7	16,665.8	8.1%	7.8%
Net Revenue	1,268.1	2.5		182.4	1,452.9	14.6%	14.4%
Net Revenue/hl	82.2	(0.1)		5.0	87.2	6.0%	6.1%
COGS	(612.4)	(1.6)		(71.8)	(685.8)	12.0%	11.7%
COGS/hl	(39.7)	0.0		(1.5)	(41.2)	3.6%	3.7%
Gross Profit	655.6	0.9		110.5	767.1	17.0%	16.9%
Gross Margin	51.7%				52.8%	110 bps	110 bps
SG&A excl. deprec.&amort.	(237.4)	(1.6)		(29.7)	(268.7)	13.2%	12.5%
SG&A deprec.&amort.	(106.7)	(19.6)		(2.3)	(128.6)	20.5%	2.1%
SG&A Total	(344.1)	(21.2)		(32.0)	(397.3)	15.5%	9.3%
EBIT	311.5	(20.3)		78.6	369.7	18.7%	25.2%
EBIT Margin	24.6%				25.4%	90 bps	230 bps
EBITDA	435.2	(0.4)		80.2	515.0	18.3%	18.4%
EBITDA Margin	34.3%				35.4%	110 bps	120 bps

The Brazilian soft drinks operation posted organic volume growth of 3.4% despite tough comparables (Q3 2006 volumes grew by 10.4% year on year following the launch of H2OH! at the end of August 2006). The increase is explained by lower industry growth but a slightly higher market share (Q3 2007: 17.0%; Q3 2006: 16.7%).

Net Revenues per hectoliter grew 5.0% organically and were mainly impacted by price adjustments throughout 2006 and 2007, better product mix and an increase in the share of direct distribution.

Cost of goods sold decreased organically by 7.7% on a per hectoliter basis, benefiting from anticipated gains in our raw material prices and foreign exchange hedges, partly offset by the impact of a less favorable product mix.

SG&A (excluding depreciation and amortization) increased 24.8% organically. The main reasons for this increase were: (i) low comparables in Q3 2006 due to the timing of our 2006 marketing campaigns (ii) marketing expenses brought forward from Q4 2007 to support Guaraná Antarctica proprietary events in Q3 (iii) the growth of fixed expenses in line with inflation (iv) higher freight expenses due to higher volumes and (v) the expansion of direct distribution.

Third Quarter 2007 Results November 8, 2007 Page 8

Malt and By-Products

Other Products Brazil Results			Currency	Organic		% As	%
R$ million	3Q06	Scope	Translation	Growth	3Q07	Reported	Organic
Volume ('000 hl)	-			-	-
Net Revenue	41.3			3.0	44.4	7.3%	7.3%
COGS	(21.9)			(10.5)	(32.4)	48.1%	48.1%
Gross Profit	19.5			(7.5)	12.0	-38.4%	-38.4%
Gross Margin	47.1%				27.0%	nm	nm
SG&A excl. deprec.&amort.	(0.8)			(0.6)	(1.4)	78.9%	78.9%
SG&A deprec.&amort.	-			-	-
SG&A Total	(0.8)			(0.6)	(1.4)	78.9%	78.9%
EBIT	18.7			(8.1)	10.5	-43.5%	-43.5%
EBIT Margin	45.2%				23.8%	nm	nm
EBITDA	18.7			(8.1)	10.5	-43.5%	-43.5%
EBITDA Margin	45.2%				23.8%	nm	nm

Other Products Brazil Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	-			-	-
Net Revenue	87.2			76.7	163.8	88.0%	88.0%
COGS	(36.8)			(73.3)	(110.1)	199.0%	199.0%
Gross Profit	50.3			3.4	53.7	6.7%	6.7%
Gross Margin	57.7%				32.8%	nm	nm
SG&A excl. deprec.&amort.	(2.6)			(0.7)	(3.2)	26.7%	26.7%
SG&A deprec.&amort.	-			-	-
SG&A Total	(2.6)			(0.7)	(3.2)	26.7%	26.7%
EBIT	47.8			2.7	50.5	5.7%	5.7%
EBIT Margin	54.8%				30.8%	nm	nm
EBITDA	47.8			2.7	50.5	5.7%	5.7%
EBITDA Margin	54.8%				30.8%	nm	nm

Net revenues from Malt and By-Products in Brazil grew organically in Q3 2007 by 7.3% to R$ 44.4 million.

Third Quarter 2007 Results November 8, 2007 Page 9

Quinsa Consolidated

Quinsa Consolidated Results			Currency	Organic		% As	%
R$ million	3Q06	Scope	Translation	Growth	3Q07	Reported	Organic
Volume ('000 hl)	5,498.6	614.5	-	390.1	6,503.3	18.3%	7.3%
Net Revenue	492.6	51.7	(68.3)	56.7	532.9	8.2%	11.8%
Net Revenue/hl	89.6	(0.5)	(10.5)	3.4	81.9	-8.5%	3.8%
COGS	(211.9)	(22.1)	27.6	(5.4)	(211.8)	-0.1%	2.6%
COGS/hl	(38.5)	0.3	4.2	1.5	(32.6)	-15.5%	-3.8%
Gross Profit	280.7	29.7	(40.6)	51.3	321.0	14.4%	18.8%
Gross Margin	57.0%	-			60.2%	330 bps	350 bps
SG&A excl. deprec.&amort.	(106.9)	(18.1)	16.9	(27.0)	(135.1)	26.4%	25.6%
SG&A deprec.&amort.	(16.8)	(3.1)	2.6	(3.6)	(20.9)	24.9%	21.3%
SG&A Total	(123.7)	(21.2)	19.4	(30.6)	(156.0)	26.2%	25.1%
EBIT	157.0	8.4	(21.2)	20.7	165.0	5.1%	13.7%
EBIT Margin	31.9%	-			31.0%	-90 bps	50 bps
EBITDA	197.3	16.1	(27.2)	26.2	212.3	7.6%	13.7%
EBITDA Margin	40.0%	-			39.8%	-20 bps	60 bps

Quinsa Consolidated Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	13,393.5	6,080.2	-	1,218.1	20,691.9	54.5%	9.4%
Net Revenue	1,170.4	585.0	(135.6)	211.3	1,831.1	56.4%	18.6%
Net Revenue/hl	87.4	2.8	(6.6)	4.9	88.5	1.3%	5.6%
COGS	(490.6)	(246.2)	57.0	(75.9)	(755.7)	54.1%	15.9%
COGS/hl	(36.6)	(1.2)	2.8	(1.4)	(36.5)	-0.3%	3.9%
Gross Profit	679.9	338.7	(78.6)	135.4	1,075.3	58.2%	20.5%
Gross Margin	58.1%	-			58.7%	60 bps	90 bps
SG&A excl. deprec.&amort.	(260.4)	(134.3)	35.4	(47.7)	(407.0)	56.3%	18.6%
SG&A deprec.&amort.	(38.8)	(20.6)	4.8	(6.4)	(61.0)	57.2%	16.5%
SG&A Total	(299.224)	(155.0)	40.3	(54.1)	(468.0)	56.4%	18.3%
EBIT	380.6	183.8	(38.3)	81.3	607.3	59.6%	22.2%
EBIT Margin	32.5%	-			33.2%	60 bps	90 bps
EBITDA	472.5	231.2	(53.5)	90.1	740.4	56.7%	19.7%
EBITDA Margin	40.4%	-			40.4%	10 bps	30 bps

Quinsa organic volume growth was 7.3% in Q3 2007, reaching 9.4% year to date.

Despite the challenging overall economic environment in its main market of Argentina, Quinsa was able to deliver EBITDA amounting to R$ 212.3 million in the quarter, which represents organic growth of 13.7%, while increasing its EBITDA margin in 2007 by 60 bps on an organic basis.

Third Quarter 2007 Results November 8, 2007 Page 10

Quinsa Beer

Quinsa Beer Results			Currency	Organic		% As	%
R$ million	3Q06	Scope	Translation	Growth	3Q07	Reported	Organic
Volume ('000 hl)	3,365.5	298.0	-	106.4	3,769.9	12.0%	3.3%
Net Revenue	360.4	30.7	(41.5)	15.3	364.8	1.2%	4.4%
Net Revenue/hl	107.1	(0.3)	(11.0)	1.0	96.8	-9.6%	1.0%
COGS	(125.1)	(8.3)	10.9	17.3	(105.3)	-15.9%	-14.5%
COGS/hl	(37.2)	0.8	2.9	5.6	(27.9)	-24.9%	-15.1%
Gross Profit	235.2	22.4	(30.6)	32.6	259.6	10.3%	14.3%
Gross Margin	65.3%				71.1%	590 bps	600 bps
SG&A excl. deprec.&amort.	(78.4)	(13.2)	11.8	(23.1)	(103.0)	31.3%	30.0%
SG&A deprec.&amort.	(13.8)	(2.4)	1.9	(1.5)	(15.9)	14.7%	11.0%
SG&A Total	(92.3)	(15.6)	13.7	(24.6)	(118.8)	28.8%	27.1%
EBIT	143.0	6.7	(17.0)	8.0	140.7	-1.6%	5.8%
EBIT Margin	39.7%				38.6%	-110 bps	50 bps
EBITDA	176.6	13.1	(21.7)	11.1	179.1	1.4%	6.5%
EBITDA Margin	49.0%				49.1%	10 bps	100 bps

Quinsa Beer Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	8,296.2	3,473.7	-	496.4	12,266.2	47.9%	6.3%
Net Revenue	853.2	408.1	(86.9)	122.5	1,296.9	52.0%	14.9%
Net Revenue/hl	102.8	4.3	(7.1)	5.6	105.7	2.8%	5.5%
COGS	(283.1)	(130.7)	25.5	(22.2)	(410.6)	45.0%	8.3%
COGS/hl	(34.1)	(1.0)	2.1	(0.4)	(33.5)	-1.9%	1.1%
Gross Profit	570.1	277.3	(61.4)	100.2	886.3	55.5%	18.2%
Gross Margin	66.8%				68.3%	150 bps	190 bps
SG&A excl. deprec.&amort.	(192.2)	(99.8)	25.3	(40.1)	(306.8)	59.6%	21.3%
SG&A deprec.&amort.	(31.2)	(15.5)	3.2	(2.6)	(46.0)	47.4%	8.2%
SG&A Total	(223.5)	(115.3)	28.6	(42.6)	(352.9)	57.9%	19.4%
EBIT	346.6	162.0	(32.8)	57.6	533.5	53.9%	17.3%
EBIT Margin	40.6%				41.1%	50 bps	80 bps
EBITDA	422.2	199.2	(44.3)	61.6	638.7	51.3%	15.1%
EBITDA Margin	49.5%				49.3%	-20 bps	10 bps

Beer volume organic growth of 3.3% reflects increased volumes in most of the Quinsa markets due to strong economic fundamentals together with market share gains and good performances from our premium brands. The growth however was adversely impacted by poor weather conditions in Argentina and Paraguay during July and August, as well as the truck driver’s strike in Argentina during July which impacted our distribution system.

Beer net revenues per hectoliter grew organically 9.1% and COGS per hectoliter increased 8.9% but due to adjustments in the malt business that affected both revenues and COGS, the organic variation shown above are 1% and 15.1% respectively.

The increase in net revenues per hectoliter was driven by price increases throughout the region and better premium brand mix. COGS per hectoliter increased due to: (i) higher commodity prices; (ii) the impacts from the energy crisis in Argentina and Chile; and (iii) salary increases above inflation to certain unionized employees.

SG&A expenses (excluding depreciation and amortization) were higher than the same period last year, mainly due to: (i) the impact of higher volumes on variable costs such as transportation (ii) salary increases above inflation for unionized truckers in Argentina and Uruguay and (iii) higher marketing expenses to support the launch of innovations in several countries.

Third Quarter 2007 Results November 8, 2007 Page 11

Quinsa CSD & NANC

Quinsa CSD & Nanc Results			Currency	Organic		% As	%
R$ million	3Q06	Scope	Translation	Growth	3Q07	Reported	Organic
Volume ('000 hl)	2,133.1	316.5		283.7	2,733.4	28.1%	13.3%
Net Revenue	132.2	21.1	(26.8)	41.4	168.0	27.0%	31.3%
Net Revenue/hl	62.0	0.6	(9.8)	8.7	61.5	-0.9%	14.0%
COGS	(86.8)	(13.8)	16.8	(22.7)	(106.5)	22.7%	26.2%
COGS/hl	(40.7)	(0.4)	6.1	(4.0)	(39.0)	-4.2%	9.9%
Gross Profit	45.4	7.3	(10.0)	18.7	61.5	35.3%	41.2%
Gross Margin	34.4%	-			36.6%	220 bps	260 bps
SG&A excl. deprec.&amort.	(28.5)	(4.8)	5.1	(4.0)	(32.2)	13.0%	13.9%
SG&A deprec.&amort.	(2.9)	(0.8)	0.7	(2.0)	(5.0)	73.2%	70.3%
SG&A Total	(31.4)	(5.6)	5.8	(6.0)	(37.2)	18.6%	19.2%
EBIT	14.1	1.7	(4.2)	12.7	24.3	72.6%	90.4%
EBIT Margin	10.6%	-			14.5%	380 bps	480 bps
EBITDA	20.6	3.1	(5.6)	15.1	33.2	60.9%	73.0%
EBITDA Margin	15.6%	-			19.8%	420 bps	500 bps

Quinsa CSD&Nanc Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	5,097.3	2,606.6		721.8	8,425.7	65.3%	14.2%
Net Revenue	317.2	176.9	(48.8)	88.8	534.2	68.4%	28.0%
Net Revenue/hl	62.2	1.9	(5.8)	5.0	63.4	1.9%	8.1%
COGS	(207.5)	(115.5)	31.5	(53.7)	(345.2)	66.4%	25.9%
COGS/hl	(40.7)	(1.2)	3.7	(2.8)	(41.0)	0.6%	6.8%
Gross Profit	109.7	61.4	(17.3)	35.2	189.0	72.3%	32.0%
Gross Margin	34.6%	-			35.4%	80 bps	110 bps
SG&A excl. deprec.& amort.	(68.2)	(34.5)	10.1	(7.6)	(100.2)	47.0%	11.2%
SG&A deprec.& amort.	(7.6)	(5.2)	1.6	(3.9)	(15.0)	97.5%	50.7%
SG&A Total	(75.8)	(39.7)	11.7	(11.5)	(115.2)	52.1%	15.2%
EBIT	34.0	21.8	(5.6)	23.7	73.9	117.3%	69.6%
EBIT Margin	10.7%	-			13.8%	310 bps	350 bps
EBITDA	50.4	32.0	(9.2)	28.5	101.7	101.9%	56.6%
EBITDA Margin	15.9%	-			19.0%	320 bps	350 bps

CSD & Nanc operations in Quinsa posted strong organic volume growth of 13.3%. This was a combination of good industry volumes, helped by the recovery of the Argentinean economy, and higher market share in both Argentina and Uruguay.

Organic growth in net revenue per hectoliter amounted to 14.0% and is explained by the carry over impact of price increases from the end of 2006, as well as price increases in 2007 and revenue management initiatives.

COGS per hectoliter increased 9.9% organically, mainly due to the negative impacts from higher commodity prices, the energy crisis and higher labor costs.

SG&A expenses (excluding depreciation and amortization) were higher than the same period last year (+13.9%), mainly due to higher transportation costs (salary increases above inflation for unionized truckers in Argentina and Uruguay) and higher marketing expenses to support the launch of innovations in Argentina and Uruguay.

Third Quarter 2007 Results November 8, 2007 Page 12

HILA-ex - Consolidated

Hila-ex Results			Currency	Organic		% As	%
R$ million	3Q06	Scope	Translation	Growth	3Q07	Reported	Organic
Volume ('000 hl)	1,692.7			(233.0)	1,459.7	-13.8%	-13.8%
Net Revenue	194.1		(22.1)	(2.4)	169.5	-12.7%	-1.3%
Net Revenue/hl	114.7		(15.2)	16.6	116.1	1.3%	14.5%
COGS	(115.3)		11.3	9.6	(94.4)	-18.1%	-8.3%
COGS/hl	(68.1)		7.7	(4.3)	(64.7)	-5.1%	6.3%
Gross Profit	78.8		(10.8)	7.2	75.2	-4.7%	9.1%
Gross Margin	40.6%				44.3%	370 bps	430 bps
SG&A excl. deprec.&amort.	(86.4)		12.5	(7.0)	(80.9)	-6.3%	8.1%
SG&A deprec.&amort.	(17.8)		-	3.3	(14.4)	-18.8%	-18.8%
SG&A Total	(104.1)		12.5	(3.7)	(95.3)	-8.4%	3.5%
EBIT	(25.3)		1.7	3.5	(20.2)	-20.3%	-13.7%
EBIT Margin	-13.0%				-11.9%	110 bps	160 bps
EBITDA	0.5		(0.2)	3.2	3.5	nm	nm
EBITDA Margin	0.3%				2.1%	180 bps	170 bps

Hila-ex Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	5,102.9			(523.9)	4,579.0	-10.3%	-10.3%
Net Revenue	556.7		(41.8)	(2.7)	512.3	-8.0%	-0.5%
Net Revenue/hl	109.1		(9.1)	11.9	111.9	2.5%	10.9%
COGS	(332.3)		21.5	13.9	(296.9)	-10.6%	-4.2%
COGS/hl	(65.1)		4.7	(4.4)	(64.8)	-0.4%	6.8%
Gross Profit	224.4		(20.3)	11.2	215.3	-4.1%	5.0%
Gross Margin	40.3%				42.0%	170 bps	220 bps
SG&A excl. deprec.&amort.	(298.3)		24.7	12.5	(261.1)	-12.5%	-4.2%
SG&A deprec.&amort.	(50.4)		-	4.9	(45.5)	-9.7%	-9.7%
SG&A Total	(348.7)		24.7	17.3	(306.6)	-12.1%	-5.0%
EBIT	(124.3)		4.5	28.5	(91.3)	-26.5%	-23.0%
EBIT Margin	-22.3%				-17.8%	450 bps	500 bps
EBITDA	(51.1)		0.9	33.6	(16.6)	-67.5%	-65.7%
EBITDA Margin	-9.2%				-3.2%	590 bps	600 bps

On an organic basis, the HILA-ex business unit delivered EBITDA of R$3.5 million in the quarter, increasing margin by 170 bps over the same quarter last year and 600 bps on a year to date basis.

Third Quarter 2007 Results November 8, 2007 Page 13

HILA-ex - Beer

Hila-ex Beer Results			Currency	Organic		% As	%
R$ million	3Q06	Scope	Translation	Growth	3Q07	Reported	Organic
Volume ('000 hl)	788.6			(39.0)	749.6	-4.9%	-4.9%
Net Revenue	115.2		(15.0)	14.1	114.3	-0.7%	12.3%
Net Revenue/hl	146.1		(20.0)	26.5	152.5	4.4%	18.1%
COGS	(61.7)		7.2	(4.5)	(59.1)	-4.3%	7.3%
COGS/hl	(78.3)		9.6	(10.1)	(78.8)	0.7%	12.9%
Gross Profit	53.5		(7.8)	9.6	55.3	3.4%	18.0%
Gross Margin	46.4%				48.3%	190 bps	240 bps
SG&A excl. deprec.&amort.	(60.0)		8.7	(4.2)	(55.5)	-7.5%	6.9%
SG&A deprec.&amort.	(11.3)		-	1.8	(9.5)	-16.0%	-16.0%
SG&A Total	(71.3)		8.7	(2.4)	(65.0)	-8.8%	3.3%
EBIT	(17.9)		0.8	7.2	(9.8)	-45.4%	-40.6%
EBIT Margin	-15.5%				-8.5%	700 bps	730 bps
EBITDA	(2.2)		(0.4)	8.6	6.0	nm	nm
EBITDA Margin	-1.9%				5.3%	720 bps	680 bps

Hila-ex Beer Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	2,352.7			(220.2)	2,132.5	-9.4%	-9.4%
Net Revenue	332.9		(29.0)	17.5	321.4	-3.5%	5.2%
Net Revenue/hl	141.5		(13.6)	22.8	150.7	6.5%	16.1%
COGS	(182.6)		14.1	(2.9)	(171.5)	-6.1%	1.6%
COGS/hl	(77.6)		6.6	(9.4)	(80.4)	3.6%	12.1%
Gross Profit	150.3		(14.9)	14.5	149.9	-0.3%	9.7%
Gross Margin	45.1%				46.6%	150 bps	190 bps
SG&A excl. deprec.&amort.	(212.0)		18.1	10.5	(183.5)	-13.5%	-4.9%
SG&A deprec.&amort.	(30.9)		-	2.1	(28.7)	-6.9%	-6.9%
SG&A Total	(242.9)		18.1	12.6	(212.2)	-12.6%	-5.2%
EBIT	(92.6)		3.2	27.1	(62.3)	-32.7%	-29.3%
EBIT Margin	-27.8%				-19.4%	840 bps	910 bps
EBITDA	(48.8)		0.8	32.8	(15.2)	-68.8%	-67.2%
EBITDA Margin	-14.7%				-4.7%	990 bps	1010 bps

HILA-ex beer volumes declined 4.9% due to losses in Venezuela, where the whole industry was in decline in the quarter, partially offset by gains through innovation in the Dominican Republic and Central America and share recovery in Peru..

Net Revenue per hectoliter showed positive results (+18.1%) due to gains through strong revenue management in most of the regions and lower tax expenses in Venezuela.

COGS per hectoliter increased by 12.9% on an organic basis, driven by higher fixed costs per hectoliter as a result of lower volumes.

The SG&A organic increase of 6.9% is explained by: (i) higher sales and marketing investments in the Dominican Republic and Central America to support the launch of new initiatives and (ii) higher distribution expenses due to inflation in Venezuela, partly offset by savings in administrative expenses driven by operational restructuring throughout the region.

Third Quarter 2007 Results November 8, 2007 Page 14

HILA - ex - CSD&NANC
Hila-ex CSD & Nanc Results			Currency	Organic		% As	%
R$ million	3Q06	Scope	Translation	Growth	3Q07	Reported	Organic
Volume ('000 hl)	904.2			(194.0)	710.1	-21.5%	-21.5%
Net Revenue	78.9		(7.1)	(16.6)	55.2	-30.0%	-21.0%
Net Revenue/hl	87.3		(10.0)	0.5	77.7	-10.9%	0.6%
COGS	(53.5)		4.1	14.1	(35.3)	-34.1%	-26.4%
COGS/hl	(59.2)		5.8	3.7	(49.7)	-16.0%	-6.3%
Gross Profit	25.4		(3.0)	(2.4)	19.9	-21.5%	-9.6%
Gross Margin	32.1%				36.0%	390 bps	460 bps
SG&A excl. deprec.&amort.	(26.3)		3.8	(2.9)	(25.4)	-3.6%	10.9%
SG&A deprec.&amort.	(6.5)		-	1.5	(4.9)	-23.7%	-23.7%
SG&A Total	(32.8)		3.8	(1.3)	(30.3)	-7.6%	4.0%
EBIT	(7.5)		0.8	(3.8)	(10.4)	39.7%	50.5%
EBIT Margin	-9.5%				-18.9%	-940 bps	-860 bps
EBITDA	2.7		0.2	(5.4)	(2.5)	-194.9%	nm
EBITDA Margin	3.4%				-4.6%	-800 bps	-770 bps

Hila-ex CSD & Nanc Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	2,750.2			(303.7)	2,446.5	-11.0%	-11.0%
Net Revenue	223.8		(12.8)	(20.2)	190.8	-14.7%	-9.0%
Net Revenue/hl	81.4		(5.2)	1.8	78.0	-4.1%	2.3%
COGS	(149.7)		7.4	16.9	(125.4)	-16.2%	-11.3%
COGS/hl	(54.4)		3.0	0.1	(51.3)	-5.8%	-0.3%
Gross Profit	74.1		(5.4)	(3.3)	65.4	-11.8%	-4.5%
Gross Margin	33.1%				34.3%	120 bps	160 bps
SG&A excl. deprec.&amort.	(86.2)		6.7	2.0	(77.6)	-10.0%	-2.3%
SG&A deprec.&amort.	(19.6)		-	2.8	(16.8)	-14.1%	-14.1%
SG&A Total	(105.8)		6.7	4.7	(94.4)	-10.8%	-4.5%
EBIT	(31.7)		1.3	1.4	(29.0)	-8.4%	-4.4%
EBIT Margin	-14.2%				-15.2%	-110 bps	-70 bps
EBITDA	(2.3)		0.1	0.8	(1.4)	-38.8%	-35.7%
EBITDA Margin	-1.0%				-0.7%	30 bps	30 bps

HILA-ex CSD & Nanc volumes declined 21.5% primarily due to the repositioning of our brands in certain markets. This impact is partly offset by cost savings due to a better packaging mix. We continue to seek the best positioning and package options for our brands as we plan for 2008.

Net revenues per hectoliter were relatively stable (+0.6%) in the period and our COGS per hectoliter decreased by 6.3% primarily due to the cost savings mentioned above.

CSD & Nanc EBITDA was negative by R$ 2.5 million in Q3 2007, but our YTD results continue to show a better performance when compared to last year.

Third Quarter 2007 Results November 8, 2007 Page 15

North America

North America Results			Currency	Organic		% As	%
R$ million	3Q06	Scope	Translation	Growth	3Q07	Reported	Organic
Volume ('000 hl)	3,031.2	241.4	-	(12.2)	3,260.5	7.6%	-0.4%
Domestic	2,558.7	241.4	-	(23.0)	2,777.1	8.5%	-0.9%
Exports	472.5	-	-	10.8	483.3	2.3%	2.3%
Net Revenue	1,097.8	70.0	(61.7)	(13.7)	1,092.4	-0.5%	-1.2%
Domestic	1,046.2	70.0	(59.0)	(11.8)	1,045.4	-0.1%	-1.1%
Exports	51.5	-	(2.7)	(1.8)	47.0	-8.8%	-3.6%
Net Revenue/hl	362.2	(5.1)	(18.9)	(3.1)	335.0	-7.5%	-0.8%
Domestic	408.9	(10.2)	(21.2)	(1.0)	376.4	-7.9%	-0.2%
Exports	109.1	-	(5.6)	(6.3)	97.2	-10.9%	-5.7%
COGS	(313.1)	(21.2)	18.2	(5.0)	(321.2)	2.6%	1.6%
COGS/hl	(103.3)	1.3	5.6	(2.1)	(98.5)	-4.6%	2.0%
Gross Profit	784.6	48.8	(43.6)	(18.7)	771.2	-1.7%	-2.4%
Gross Margin	71.5%				70.6%	-90 bps	-80 bps
SG&A excl. deprec.& amort.	(342.8)	(34.0)	18.7	26.9	(331.2)	-3.4%	-7.9%
SG&A deprec. & amort.	(16.4)	-	0.6	4.6	(11.1)	-32.1%	-28.3%
SG&A Total	(359.2)	(34.0)	19.3	31.6	(342.3)	-4.7%	-8.8%
EBIT	425.4	14.8	(24.2)	12.9	428.9	0.8%	3.0%
EBIT Margin	38.8%				39.3%	50 bps	170 bps
EBITDA	472.4	17.1	(27.0)	16.7	479.3	1.4%	3.5%
EBITDA Margin	43.0%				43.9%	80 bps	210 bps

North America Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	8,277.5	472.5	-	(121.8)	8,628.2	4.2%	-1.5%
Domestic	6,911.8	472.5	-	(100.6)	7,283.7	5.4%	-1.5%
Exports	1,365.7	-	-	(21.2)	1,344.5	-1.6%	-1.6%
Net Revenue	2,961.9	136.4	(194.2)	(17.1)	2,886.9	-2.5%	-0.6%
Domestic	2,810.1	136.4	(182.8)	(7.9)	2,755.8	-1.9%	-0.3%
Exports	151.9	-	(11.5)	(9.2)	131.2	-13.6%	-6.1%
Net Revenue/hl	357.8	(4.0)	(22.5)	3.2	334.6	-6.5%	0.9%
Domestic	406.6	(8.0)	(25.1)	4.8	378.3	-6.9%	1.2%
Exports	111.2	-	(8.5)	(5.1)	97.6	-12.3%	-4.6%
COGS	(890.3)	(42.0)	57.2	5.4	(869.7)	-2.3%	-0.6%
COGS/hl	(107.6)	1.1	6.6	(0.9)	(100.8)	-6.3%	0.9%
Gross Profit	2,071.6	94.3	(137.0)	(11.8)	2,017.2	-2.6%	-0.6%
Gross Margin	69.9%				69.9%	-10 bps	.00 bps
SG&A excl. deprec .& amort.	(1,054.1)	(67.3)	65.4	67.1	(988.9)	-6.2%	-6.4%
SG&A deprec. & amort.	(61.1)	-	2.2	21.5	(37.5)	-38.7%	-35.1%
SG&A Total	(1,115.2)	(67.3)	67.6	88.6	(1,026.3)	-8.0%	-7.9%
EBIT	956.4	27.1	(69.4)	76.8	990.9	3.6%	8.0%
EBIT Margin	32.3%				34.3%	200 bps	280 bps
EBITDA	1,109.2	32.0	(78.4)	75.6	1,138.5	2.6%	6.8%
EBITDA Margin	37.4%				39.4%	200 bps	280 bps

Reported Labatt volumes grew 7.6% versus Q3 2006, driven by the acquisition of the Lakeport brands, despite an industry decline of 0.1%,. On an organic basis, volumes were marginally down (-0.4%), as we continue to focus on strengthening the equity of our brands while safeguarding profitability in a challenging market environment. If Labatt had owned Lakeport in Q3 2006, market share would have shown an organic decline of only 0.13 share points.

Domestic revenues per hectoliter were marginally down (-0.2%), due mainly to increasing price activity amongst brewers, especially in Quebec. COGS per hectoliter was higher (+2.0%) in Q3 2007, primarily as a result of price increases in raw materials and utilities.

Labatt continued to deliver strong savings in Q3 2007, driven by lower distribution costs in Ontario and by reduced overheads. The reduction in our distribution costs in Ontario is due to successful cost saving initiatives launched at The Beer Store (TBS). Savings in overheads were driven by a continued focus on ZBB within Labatt.

Third Quarter 2007 Results November 8, 2007 Page 16

Analysis of below EBITDA lines
	AmBev Consolidated
R$ million	3Q07	3Q06%		YTD 07	YTD 06%

EBIT	1,627.0	1,531.5	6.2%	4,895.1	4,258.1	15.0%
% Net Sales	35.1%	35.3%		35.4%	34.5%
Provisions for Contingencies	9.9	(160.3)	n.m	19.3	(99.4)	n.m
Other Operating Income (Expenses)	(334.9)	(268.9)	24.6%	(1,148.3)	(758.2)	51.5%
Equity Income	0.4	0.5	-20.0%	0.8	1.0	-20.0%
Net Financial Result	(313.0)	(273.6)	14.4%	(946.5)	(784.3)	20.7%
Non-Operating Income (Expense)	15.7	2.0	n.m.	30.1	(14.5)	n.m.
Income Before Taxes	1,005.0	831.3	20.9%	2,850.4	2,602.7	9.5%
Provision for Income Tax/Social Contribution	(374.5)	(257.8)	45.3%	(1,092.2)	(848.8)	28.7%
Provision for Profit Sharing & Bonuses	(33.5)	(85.4)	-60.8%	(60.0)	(154.7)	-61.2%
Minority Interest	(7.2)	(2.1)	248.1%	(13.8)	26.1	n.m.
Net Income	589.8	486.1	21.3%	1,684.4	1,625.2	3.6%
% Net Sales	12.7%	11.2%		12.2%	13.2%

Provisions for Contingencies

Provisions for contingencies in Q3 2007 resulted in net gains of R$9.9 million compared to an expense of R$ 160.3 million in Q3 2006. The gain during Q3 2007 was mainly a result of net reversals of tax contingencies totaling R$ 18.5 million in the quarter, partially offset by net provisions for labor claims totaling R$ 12.6 million. There was a reversal of R$ 15.5 million in PIS and Cofins taxes during the third quarter of 2007 as a result of obtaining a final ruling on claims related to the taxation of Other Revenues.

Other Operating Income (Expense)

The net result of other operating income (expense) was a R$334.9 million net expense in Q3 2007 compared to a net expense of R$ 268.9 million in Q3 2006.

This increase is primarily a result of: (i) higher goodwill amortization as a result of the acquisitions of Lakeport and Cintra in 2007 (ii) higher amortization for Labatt in 2007 (consistent with previous quarters) and (iii) translation losses on foreign investments of R$ 68.6 million in 2007 (compared to a R$ 15.4 million gain in Q3 2006), due to the appreciation of the Brazilian Real compared to the Canadian dollar and other Latin American currencies. These losses were partially offset by higher gains from tax incentives.

Goodwill amortization expense in the period of R$ 353.4 million was primarily comprised of goodwill on the acquisition of Labatt and Quinsa of R$ 282.4 and R$ 25.8 million, respectively.

Third Quarter 2007 Results November 8, 2007 Page 17

Net Financial Results

AmBev’s net financial result in the quarter was a R$313.0 million expense, compared to a net expense of R$ 273.6 million in Q3 2006. This increase was primarily a result of higher interest charges on Reais denominated debt yoy as a result of the issuance of our Debenture to finance the acquisition of Quinsa in August 2006. The table below details the main items within these amounts:

Breakdown of Net Financial Result
R$ million	3Q07	3Q06	YTD 07	YTD 06

Financial income
Financial income on cash and cash equivalents	19.4	28.4	72.8	81.9
Foreign exchange gains (losses) on assets	(11.5)	0.6	(41.0)	(9.1)
Interest income on stock ownership plan	1.9	2.2	5.4	7.3
Interest and Foreign Exchange gains (losses)
on intercompany loans	-	-	1.5
Interest on taxes, contributions and judicial deposits	9.7	17.1	24.2	27.8
Other	7.9	4.5	17.3	17.8
Total	27.4	52.9	80.1	125.6
Financial expense
Interest expense on Real denominated debt	85.8	66.2	250.8	106.3
Interest and Foreign Exchange gains (losses)
on intercompany loans	0.7	1.0	1.7	2.5
Interest expense on foreign currency debt	139.4	127.0	412.4	361.1
Foreign exchange (gains) losses on debt	(77.3)	4.5	(386.6)	(215.2)
Net losses from derivative instruments	145.3	67.9	571.6	473.7
Taxes on financial transactions	23.0	40.7	77.3	99.2
Interest on contingencies and other	8.8	11.8	62.6	49.9
Other	14.8	7.3	36.8	32.4
Total	340.5	326.4	1,026.6	910.0
Net Financial Result	(313.0)	(273.6)	(946.5)	(784.3)

The Company’s total debt decreased R$667.4 million when compared to Q2 2007, while its cash, cash equivalents increased by R$ 650.8 million and its short-term investments increased by R$ 31.1 million, resulting in a R$1,349.3 million reduction in AmBev’s net debt. Since the Company had declared dividends and IOC for payment in October for the total amount of R$ 979.2 million, it was natural that the levels of cash on hand would be higher than usual. The table below details AmBev’s consolidated debt profile:

	3Q07	3Q07	3Q07	2Q07	2Q07	2Q07
Debt Breakdown	Short	Long		Short	Long
R$ million	Term	Term	Total	Term	Term	Total
Local Currency	355.7	4,359.2	4,714.9	378.9	4,060.0	4,438.8
Foreign Currency	1,687.7	3,129.1	4,816.8	1,651.7	4,108.5	5,760.2
Consolidated Debt	2,043.4	7,488.3	9,531.7	2,030.6	8,168.5	10,199.1
Cash and Equivalents			2,030.7			1,379.9
Short Term Investiment			141.1			110.0
Net Debt			7,359.9			8,709.2

Third Quarter 2007 Results November 8, 2007 Page 18

Non-Operating Income (Expense)

The net result from non-operating income and expenses was a gain of R$15.7 million compared to a R$ 2.0 million gain in Q3 2006. This was primarily the result of property sale gains, partly offset by restructuring provisions of R$ 8.6 million.

Provision for Income Tax / Social Contribution

The R$374.5 million provision for income tax and social contribution in the quarter represents an effective tax rate of 38.5%, compared to 34.6% in Q3 2006. This increase is a result of higher losses arising from investments denominated in foreign currencies, which are not tax deductible in Brazil and better results in Quinsa and Canada in 2007 when compared to 2006, which are taxed at a higher effective rate than Brazil.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution
R$ million	3Q07	3Q06	YTD 07	YTD 06
Net income before taxes and profit sharing	1,005.0	831.3	2,850.4	2,602.7
Provision for Profit Sharing & Bonuses	(33.5)	(85.4)	(60.0)	(154.7)
Net income before income tax, social contribution and minorities	971.5	745.9	2,790.4	2,448.0
Income tax and social contribution at nominal tax rate (34%)	(330.3)	(253.6)	(912.4)	(832.3)
Adjustments to effective rate:
Interest on own capital	88.5	86.8	263.0	299.5
Losses from foreign subsidiaries not subjected to tax	7.0	19.5	(32.4)	(79.4)
Equity gains from subsidiaries	19.5	11.0	54.8	37.9
Amortization of non-deductible goodwill	(110.9)	(103.1)	(354.5)	(236.9)
Exchange Rate tax effect hedge	-	-	-	87.0
Tax Retention	-	-	-	(47.0)
Exchange variations over investments	(16.1)	2.1	(68.0)	(43.2)
Permanent additions/reductions and other	(32.1)	(20.5)	(42.6)	(34.4)
Total income taxes and social contribution	(374.5)	(257.8)	(1,092.2)	(848.8)
Effective income tax and social contribution rate	38.5%	34.6%	39.1%	34.7%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	87.7	87.7	263.1	263.1
Total income taxes and social contribution excluding fiscal benefit effect	(286.8)	(170.1)	(829.2)	(585.7)
Effective income tax and social contribution rate adjusted for fiscal benefit	32.4%	25.8%	32.8%	26.8%

Provision for Profit Sharing and Bonuses

AmBev has provisioned R$33.5 million for employee profit sharing compared to R$ 85.4 million in 2006. The payment of such bonus, however, will only occur if the company meets its corporate targets in 2007.

Minority Interest

Minority interests in AmBev’s subsidiaries totaled R$7.2 million expense in 2007 compared to R$ 2.1 million in 2006.

Net Income

AmBev posted a net income of R$589.8 million (+21.3%) in the period. Earnings per shares were R$ 0.95 in the quarter, increasing 26.0% when compared to last year.

Third Quarter 2007 Results November 8, 2007 Page 19

Reconciliation between EBITDA and Net income

Both EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

EBITDA is calculated excluding from Net Income the following effects: (i) Provision for Income Tax and Social Contribution (ii) Provision for Profit Sharing & Bonuses (iii) Minority Interest (iv) Non-Operating Income (Expenses) (v) Net Financial Result (vi) Equity Income (vii) Other Operating Income (Expenses) (viii) Provisions, Net and (ix) Depreciation & Amortization.

EBITDA and EBIT are not accounting measures utilized in accounting practices in either Brazil or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	3Q07	3Q06	YTD 07	YTD 06

Net income	589.8	486.1	1,684.4	1,625.2
Provision for Income Tax/Social Contrib.	374.5	257.8	1,092.2	848.8
Provision for Profit Sharing & Bonuses	33.5	85.4	60.0	154.7
Minority Interest	7.2	2.1	13.8	(26.1)
Income Before Taxes	1,005.0	831.3	2,850.4	2,602.7
Non-Operating Income (Expense)	(15.7)	(2.0)	(30.1)	14.5
Net Financial Result	313.0	273.6	946.5	784.3
Equity on earnings (losses) of investees	(0.4)	(0.5)	(0.8)	(1.0)
Other Operating Income (Expense)	334.9	268.9	1,148.3	758.2
Provisions for Contingencies	(9.9)	160.3	(19.3)	99.4
EBIT	1,627.0	1,531.5	4,895.1	4,258.1
Depreciation & Amortization	365.6	292.5	976.7	861.2
EBITDA	1,992.5	1,824.0	5,871.7	5,119.3

Shareholding Structure

The table below shows AmBev’s shareholding structure on September 30th, 2007.

	AmBev Shareholding Structure
	September 30th, 2007
	ON	% Outs	PN	% Outs	Total	% Outs
InBev	253,236,379	73.5%	120,506,308	43.6%	373,742,687	60.2%
FAHZ	55,497,658	16.1%	0	0.0%	55,497,658	8.9%
Market	35,986,506	10.4%	155,606,153	56.4%	191,592,659	30.9%
Outstanding	344,720,543	100.0%	276,112,461	100.0%	620,833,004	100.0%
Treasury	334,185		3,250,046		3,584,231
TOTAL	345,054,728		279,362,507		624,417,235
Free float bovespa	32,467,024	9.4%	100,746,909	36.5%	133,213,933	21.5%
Free float NYSE	3,519,482	1.0%	54,859,244	19.9%	58,378,726	9.4%

Third Quarter 2007 Results November 8, 2007 Page 20

RECENT FACTS
Acquisition of Cintra brands

Under the Sale and Purchase Agreement entered into between Mr. Cintra and AmBev on March 26th, 2007, Mr. Cintra had the option to sell the Cintra brand to a third party by October 29th, 2007, such date being subsequently extended to November 5th of the same year.

As the deadline has expired without the brand being sold, AmBev and Mr. Cintra are currenty making the proper arrangements to implement the transfer of the brand to AmBev for a consideration of approximately US$ 10 million. Until these arrangements are finalized, the brand continues to belong to Mr. Cintra.

AmBev informs that there are no plans in place for the Cintra brand to be discontinued and that it will maintain the respective investments in line with the last quarters.

Third Quarter 2007 Results November 8, 2007 Page 21

3Q 2007 EARNINGS CONFERENCE CALL

Speakers	Luiz Fernando Edmond Chief Executive Officer for Latin America
Miguel Patricio Chief Executive Officer for North America
João Castro Neves Chief Executive Officer for Quinsa
Graham Staley CFO and Investor Relations Officer

Language	English

Date	November 8, 2007 (Thursday)

Time	13:00 (Brasília time) 10:00 (EST)

Phone number	US / International Participants	1-973-935-8893

Code	9389095

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Isabella Amui
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acica@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Third Quarter 2007 Results November 8, 2007 Page 22

AmBev - Segment Financial Information
Organic Results

	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil
	3Q07	3Q06%		3Q07	3Q06%		3Q07	3Q06%		3Q07	3Q06%
Volumes (000 hl)	16,191	15,113	4.9%	5,390	5,186	3.4%				21,580	20,299	4.6%
R$ million
Net Sales	2,335.1	2,082.6	11.0%	467.5	429.0	8.6%	44.4	41.3	7.3%	2,846.9	2,552.8	10.6%
% of Total	50.3%	48.0%		10.1%	9.9%		1.0%	1.0%		61.3%	58.9%
COGS	(670.9)	(594.2)	10.1%	(214.3)	(223.1)	-4.5%	(32.4)	(21.9)	48.1%	(917.6)	(839.2)	7.4%
% of Total	43.4%	40.2%		13.9%	15.1%		2.1%	1.5%		59.4%	56.7%
Gross Profit	1,664.2	1,488.3	11.3%	253.2	205.8	22.8%	12.0	19.5	-38.4%	1,929.3	1,713.6	12.2%
% of Total	53.7%	52.1%		8.2%	7.2%		0.4%	0.7%		62.3%	60.0%
SG&A	(724.0)	(622.8)	7.1%	(150.6)	(115.7)	16.5%	(1.4)	(0.8)	78.9%	(876.04)	(739.3)	10.8%
% of Total	49.3%	47.0%		10.2%	8.7%		0.1%	0.1%		59.6%	55.7%
EBIT	940.1	865.5	15.2%	102.6	90.1	30.9%	10.5	18.7	-43.5%	1,053.3	974.3	8.8%
% of Total	57.8%	56.5%		6.3%	5.9%		0.6%	1.2%		64.7%	63.6%
Depr. & Amort.	(187.4)	(137.3)		(56.7)	(42.2)		0.0	0.0		(244.1)	(179.5)
EBITDA	1,127.6	1,002.8	12.8%	159.3	132.4	20.6%	10.5	18.7	-43.5%	1,297.4	1,153.8	12.7%
% of Total	56.6%	55.0%		8.0%	7.3%		0.5%	1.0%		65.1%	63.3%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.7%	-28.5%		-45.8%	-52.0%		-73.0%	-52.9%		-32.2%	-32.9%
Gross Profit	71.3%	71.5%		54.2%	48.0%		27.0%	47.1%		67.8%	67.1%
SG&A	-31.0%	-29.9%		-32.2%	-27.0%		-3.2%	-1.9%		-30.8%	-29.0%
EBIT	40.3%	41.6%		21.9%	21.0%		23.8%	45.2%		37.0%	38.2%
Depr. & Amort.	-8.0%	-6.6%		-12.1%	-9.8%		0.0%	0.0%		-8.6%	-7.0%
EBITDA	48.3%	48.2%		34.1%	30.9%		23.8%	45.2%		45.6%	45.2%
Per Hectoliter (R$/hl)
Net Sales	144.2	137.8	5.8%	86.7	82.7	5.0%				131.9	125.8	5.7%
COGS	(41.4)	(39.3)	5.0%	(39.8)	(43.0)	-7.7%				(42.5)	(41.3)	2.6%
Gross Profit	102.8	98.5		47.0	39.7					89.4	84.4
SG&A	(44.7)	(41.2)		(27.9)	(22.3)					(40.6)	(36.4)
EBIT	58.1	57.3		19.0	17.4					48.8	48.0
Depr. & Amort.	69.6	66.4		29.6	25.5					60.1	56.8
EBITDA	(11.6)	(9.1)		(10.5)	(8.1)					(11.3)	(8.8)

	Hila Operations						North America			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	3Q07	3Q06%		3Q07	3Q06%		3Q07	3Q06%		3Q07	3Q06%
Volumes (000 hl)	6,503	5,499	7.3%	1,460	1,693	-13.8%	3,260	3,030 -0.4%		32,804	30,522	3.6%
R$ million
Net Sales	532.9	492.6	11.8%	169.5	194.1	-1.3%	1,092.4	1,097.8	-1.2%	4,641.7	4,337.3	7.2%
% of Total	11.5%	11.4%		3.7%	4.5%		23.5%	25.3%		100.0%	100.0%
COGS	(211.8)	(211.9)	2.6%	(94.4)	(115.3)	-8.3%	(321.2)	(313.1)	1.6%	(1,545.0)	(1,479.5)	4.2%
% of Total	13.7%	14.3%		6.1%	7.8%		20.8%	21.2%		100.0%	100.0%
Gross Profit	321.0	280.7	18.8%	75.2	78.8	9.1%	771.2	784.6	-2.4%	3,096.7	2,857.8	8.7%
% of Total	10.4%	9.8%		2.4%	2.8%		24.9%	27.5%		100.0%	100.0%
SG&A	(156.0)	(123.7)	25.6%	(95.3)	(104.1)	3.5%	(342.3)	(359.2)	-8.8%	(1,469.7)	(1,326.3)	5.1%
% of Total	10.6%	9.3%		6.5%	7.9%		23.3%	27.1%		100.0%	100.0%
EBIT	165.0	157.0	13.7%	(20.2)	(25.3)	-13.7%	428.9	425.4	3.0%	1,627.0	1,531.5	11.9%
% of Total	10.1%	10.3%		-1.2%	-1.7%		26.4%	27.8%		100.0%	100.0%
Depr. & Amort.	(47.3)	(40.2)		(23.7)	(25.8)		(50.4)	(47.0)		(365.6)	(292.6)
EBITDA	212.3	197.3	13.7%	3.5	0.5	nm	479.3	472.4	3.5%	1,992.5	1,824.0	10.6%
% of Total	10.7%	10.8%		0.2%	0.0%		24.1%	25.9%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-39.8%	-43.0%		-55.7%	-59.4%		-29.4%	-28.5%		-33.3%	-34.1%
Gross Profit	60.2%	57.0%		44.3%	40.6%		70.6%	71.5%		66.7%	65.9%
SG&A	-29.3%	-25.1%		-56.2%	-53.7%		-31.3%	-32.7%		-31.7%	-30.6%
EBIT	31.0%	31.9%		-11.9%	-13.0%		39.3%	38.8%		35.1%	35.3%
Depr. & Amort.	-8.9%	-8.2%		-14.0%	-13.3%		-4.6%	-4.3%		-7.9%	-6.7%
EBITDA	39.9%	40.0%		2.1%	0.3%		43.9%	43.0%		42.9%	42.1%
Per Hectoliter (R$/hl)
Net Sales	81.9	89.6	3.8%	116.1	114.7	14.5%	335.0	362.3	-0.8%	141.5	142.1	-0.4%
COGS	(32.6)	(38.5)	-3.8%	(64.7)	(68.1)	6.3%	(98.5)	(103.3)	2.0%	(47.1)	(48.5)	-2.8%
Gross Profit	49.4	51.0		51.5	46.6		236.5	258.9		94.4	93.6
SG&A	(24.0)	(22.5)		(65.3)	(61.5)		(105.0)	(118.5)		(44.8)	(43.5)
EBIT	25.4	28.6		(13.8)	(15.0)		131.5	140.4		49.6	50.2
Depr. & Amort.	32.7	35.9		2.4	0.3		147.0	155.9		60.7	59.8
EBITDA	(7.3)	(7.3)		(16.2)	(15.3)		(15.5)	(15.5)		(11.1)	(9.6)

Third Quarter 2007 Results November 8, 2007 Page 23

AmBev - Segment Financial Information
Organic Results

	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil
	YTD 07	YTD 06%		YTD 07	YTD 06%		YTD 07	YTD 06%		YTD 07	YTD 06%
Volumes (000 hl)	48,296	45,730	4.4%	16,666	15,423	7.8%				64,962	61,153	5.3%
R$ million
Net Sales	6,974.8	6,299.9	10.1%	1,452.9	1,268.1	14.4%	163.8	87.2	88.0%	8,591.5	7,655.1	11.7%
% of Total	50.5%	51.0%		10.5%	10.3%		1.2%	0.7%		62.2%	62.0%
COGS	(1,940.0)	(1,790.3)	7.1%	(685.8)	(612.4)	11.7%	(110.1)	(36.8)	199.0%	(2,735.9)	(2,439.5)	11.2%
% of Total	41.6%	43.1%		14.7%	14.7%		2.4%	0.9%		58.7%	58.7%
Gross Profit	5,034.8	4,509.6	11.3%	767.1	655.6	16.9%	53.7	50.3	6.7%	5,855.6	5,215.5	11.9%
% of Total	54.9%	55.1%		8.4%	8.0%		0.6%	0.6%		63.9%	63.7%
SG&A	(2,066.8)	(1,823.5)	8.5%	(397.3)	(344.1)	9.3%	(3.2)	(2.6)	26.7%	(2,467.36)	(2,170.2)	8.9%
% of Total	48.4%	46.4%		9.3%	8.7%		0.1%	0.1%		57.8%	55.2%
EBIT	2,968.0	2,686.1	13.3%	369.7	311.5	25.2%	50.5	47.8	5.7%	3,388.2	3,045.4	14.1%
% of Total	60.6%	63.1%		7.6%	7.3%		1.0%	1.1%		69.2%	71.5%
Depr. & Amort.	(476.0)	(419.6)		(145.3)	(123.7)		0.0	0.0		(621.2)	(543.3)
EBITDA	3,443.9	3,105.7	11.0%	515.0	435.2	18.4%	50.5	47.8	5.7%	4,009.4	3,588.7	11.8%
% of Total	58.7%	60.7%		8.8%	8.5%		0.9%	0.9%		68.3%	70.1%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.8%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Gross Profit	72.2%	71.6%		52.8%	51.7%		32.8%	57.7%		68.2%	68.1%
SG&A	-29.6%	-28.9%		-27.3%	-27.1%		-2.0%	-2.9%		-28.7%	-28.3%
EBIT	43%	42.6%		5.9%	4.9%		0.8%	0.8%		53.8%	48.3%
Depr. & Amort.	-6.8%	-6.7%		-2.3%	-2.0%		0.0%	0.0%		-9.9%	-8.6%
EBITDA	49.4%	49.3%		8.2%	6.9%		0.8%	0.8%		63.6%	57.0%
Per Hectoliter (R$/hl)
Net Sales	144.4	137.8	5.4%	87.2	82.2	6.1%				132.3	125.2	6.1%
COGS	(40.2)	(39.1)	2.6%	(41.2)	(39.7)	3.7%				(42.1)	(39.9)	5.6%
Gross Profit	104.2	98.6		46.0	42.5					90.1	85.3
SG&A	(42.8)	(39.9)		(23.8)	(22.3)					(38.0)	(35.5)
EBIT	61.5	58.7		22.2	20.2					52.2	49.8
Depr. & Amort.	71.3	67.9		30.9	28.2					61.7	58.7
EBITDA	(9.9)	(9.2)		(8.7)	(8.0)					(9.6)	(8.9)

	Hila Operations						North America			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	YTD 07	YTD 06%		YTD 07	YTD 06%		YTD 07	YTD 06%		YTD 07	YTD 06%
Volumes (000 hl)	20,692	13,394	9.4%	4,579	5,103	-10.3%	8,628	8,277	-1.5%	98,861	87,926	4.3%
R$ million
Net Sales	1,831.1	1,170.4	18.6%	512.3	556.7	-0.5%	2,886.9	2,961.9	-0.6%	13,821.8	12,344.2	8.8%
% of Total	13.2%	9.5%		3.7%	4.5%		20.9%	24.0%		100.0%	100.0%
COGS	(755.7)	(490.6)	15.9%	(296.9)	(332.3)	-4.2%	(869.7)	(890.3)	-0.6%	(4,658.3)	(4,152.7)	8.0%
% of Total	16.2%	11.8%		6.4%	8.0%		18.7%	21.4%		100.0%	100.0%
Gross Profit	1,075.3	679.9	20.5%	215.3	224.4	5.0%	2,017.2	2,071.6	-0.6%	9,163.5	8,191.5	9.3%
% of Total	11.7%	8.3%		2.3%	2.7%		22.0%	25.3%		100.0%	100.0%
SG&A	(468.0)	(299.2)	18.3%	(306.6)	(348.7)	-5.0%	(1,026.3)	(1,115.2)	-7.9%	(4,268.4)	(3,933.3)	3.6%
% of Total	11.0%	7.6%		7.2%	8.9%		24.0%	28.4%		100.0%	100.0%
EBIT	607.3	380.6	22.2%	(91.3)	(124.3)	-23.0%	990.9	956.4	8.0%	4,895.1	4,258.1	14.5%
% of Total	12.4%	8.9%		-1.9%	-2.9%		20.2%	22.5%		100.0%	100.0%
Depr. & Amort.	(133.1)	(91.9)		(74.7)	(73.2)		(147.6)	(152.8)		(976.6)	(861.2)
EBITDA	740.4	472.5	19.7%	(16.6)	(51.1)	-65.7%	1,138.5	1,109.2	6.8%	5,871.7	5,119.3	12.2%
% of Total	12.6%	9.2%		-0.3%	-1.0%		19.4%	21.7%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Gross Profit	58.7%	58.1%		42.0%	40.3%		69.9%	69.9%		66.3%	66.4%
SG&A	-25.6%	-25.6%		-59.9%	-62.6%		-35.6%	-37.7%		-30.9%	-31.9%
EBIT	9.6%	6.0%		-1.4%	-2.0%		15.7%	15.2%		77.7%	67.6%
Depr. & Amort.	-2.1%	-1.5%		-1.2%	-1.2%		-2.3%	-2.4%		-15.5%	-13.7%
EBITDA	11.8%	7.5%		-0.3%	-0.8%		18.1%	17.6%		93.2%	81.3%
Per Hectoliter (R$/hl)
Net Sales	88.5	87.4	5.6%	111.9	109.1	10.9%	334.6	357.9	0.9%	139.8	140.4	4.0%
COGS	(36.5)	(36.6)	3.9%	(64.8)	(65.1)	6.8%	(100.8)	(107.6)	0.9%	(47.1)	(47.2)	3.2%
Gross Profit	52.0	50.8		47.0	44.0		233.8	250.3		92.7	93.2
SG&A	(22.6)	(22.3)		(67.0)	(68.3)		(118.9)	(134.7)		(43.2)	(44.7)
EBIT	29.3	28.4		(19.9)	(24.4)		114.8	115.6		49.5	48.4
Depr. & Amort.	35.8	35.3		(3.6)	(10.0)		131.9	134.0		59.4	58.2
EBITDA	(6.4)	(6.9)		(16.3)	(14.3)		(17.1)	(18.5)		(9.9)	(9.8)

Third Quarter 2007 Results November 8, 2007 Page 24

CONSOLIDATED BALANCE SHEET
In Millions of reais

	Sep 2007	Jun 2007
ASSETS
Cash	2,030.7	1,379.9
Marketable Securities	141.1	110.0
Accounts Receivable	1,109.1	1,059.6
Inventory	1,247.8	1,349.1
Recoverable Taxes	601.2	603.3
Other	1,491.7	1,384.7
Total Current Assets	6,621.6	5,886.6

Recoverable Taxes	3,125.6	3,232.5
Receivable from Employees/Financed Shares	46.8	54.2
Judicial Deposits, Compulsories and Fiscal Incentive	542.5	576.7
Financial Investments	246.1	257.7
Other	507.6	483.1
Total Long-Term Assets	4,468.6	4,604.2
Investments	15,449.6	15,994.5
Property, Plant & Equipment	5,848.9	5,720.9
Deferred	2,404.9	2,488.2
Total Permanent Assets	23,703.5	24,203.6

TOTAL ASSETS	34,793.6	34,694.3

LIABILITIES
Short-Term Debt	1,984.7	1,969.6
Debentures	58.7	61.1
Accounts Payable	1,555.4	1,187.6
Sales & Other Taxes Payable	957.1	1,005.5
Dividend Payable	1,045.0	135.1
Salaries & Profit Sharing Payable	438.3	382.8
Income Tax, Social Contribution, & Other	490.2	367.9
Other	1,258.5	1,123.6
Total Current Liabilities	7,788.0	6,233.1

Long-Term Debt	5,423.2	6,103.4
Debentures	2,065.1	2,065.1
Deferred Sales Tax (ICMS)	595.6	578.3
Provision for Contingencies	827.5	956.4
Other	618.4	623.7
Total Long-Term Liabilities	9,529.9	10,326.9

DEFERRED INCOME	150.1	150.1
MINORITY INTEREST	161.0	172.2
SHAREHOLDERS' EQUITY	17,165	17,812

TOTAL LIABILITIES & SHAREHOLDERS' EQUI	34,793.6	34,694.3

Third Quarter 2007 Results November 8, 2007 Page 25

R$ Millions	3Q07	3Q06	9M07	9M06
Cash Flows from Operating Activities
Net income	589.8	486.1	1,684.4	1,625.3
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	365.6	292.5	976.7	861.2
Contingencies and liabilites associated with tax disputes	(9.9)	160.3	(19.3)	99.4
Financial charges on contingencies	8.8	8.5	61.2	35.5
(Gain) loss on disposal of PP&E, net	6.5	24.4	73.7	91.6
Financial charges on stock option plan	(1.9)	(2.2)	(5.4)	(7.3)
Discount in debt settlement	(1.8)	(1.1)	(12.4)	(24.7)
Financial charges on taxes and contributions	4.1	(1.7)	(1.6)	0.3
Equity in earnings of affiliates	(0.4)	(0.5)	(0.8)	(1.0)
Financial charges debt	99.1	210.2	433.1	263.2
Provision for losses in inventory and other assets	3.5	-	3.5	11.8
Provision for reestructuring	8.6	-	12.5	14.4
Foreign exchange variation and unrealized gains on financial assets	55.1	82.3	41.3	121.1
Deferred income tax (benefit) expense	173.0	90.1	486.5	205.8
Foreign exchange holding effect on assets abroad	68.6	(15.4)	90.4	(15.8)
Forex variations and unrealized gains on marketable securities	-	-	(27.9)	49.0
(Gains) losses on participation on related companies	0.2	0.6	(3.0)	(6.1)
Amortization of goodwill	353.4	337.2	1,146.0	925.0
Recovery of Extemporaneous Credits	(9.4)	(1.0)	(19.5)	(24.0)
Minority interest	7.2	2.1	13.8	(26.1)
Reversion of provisions on investments	-	(22.0)	-	(22.0)
(Increase) decrease in assets
Trade accounts receivable	(58.3)	(18.1)	414.9	364.3
Sales taxes recoverable	(39.7)	(5.9)	4.1	(1.8)
Inventories	75.0	68.4	68.1	66.1
Judicial Deposits	35.5	96.5	11.4	74.7
Prepaid expenses	73.3	61.3	119.0	85.3
Receivables and other	(56.1)	(25.1)	(29.6)	(21.6)
(Decrease) increase in liabilites
Suppliers	382.4	174.4	244.4	(81.4)
Payroll, profit sharing and related charges	58.5	78.1	(35.6)	25.3
Income tax, social contribution, and other taxes payable	57.1	85.5	(138.6)	12.5
Cash used for contingencies and legal proceedings	(41.3)	(141.3)	(107.1)	(171.8)
Other	(31.7)	(54.2)	6.9	(72.9)
Net Cash Provided by Operating Activities	2,174.5	1,969.7	5,491.0	4,455.4
Cash Flows from Investing Activites
Acquisition of Investments, net from acquired cash	(0.0)	(2,634.8)	(403.9)	(2,637.0)
Capital Increase in Subsidiary	-	-	(12.7)	-
Disposal of property, plant and equipment	28.2	12.8	60.6	23.4
Marketable securities withdrawn (investment)	(12.9)	198.8	(128.5)	(16.4)
Collateral securities and deposits	-	2.6	0.0	0.5
Initial Cash - consolidation of new company	-	-	3.5	-
Property, plant and equipment	(466.2)	(409.0)	(1,060.0)	(876.1)
Cash from first time consolidation of subsidiary	(7.0)	(13.7)	(11.1)	(17.1)
Net Cash Provided (Used) in Investing Activities	(458.0)	(2,843.3)	(1,552.1)	(3,522.7)
Cash Flows from Financing Activites
Dividends, interest distribution and capital decrease paid	(15.4)	(3.9)	(669.7)	(842.0)
Repurchase of shares in treasury	(286.4)	(512.1)	(2,425.6)	(1,018.9)
Advances to employees for purchase of shares	-	8.1	71.2	45.4
Payments received in advance for future capital increase	0.2	3.0	1.0	7.3
Premium received from the sale of put options	(1.4)	0.3	(3.7)	(0.4)
Increase in debt	1,809.4	3,311.5	6,628.5	6,533.3
Payment of debt	(2,549.4)	(1,807.8)	(7,095.8)	(5,247.4)
Increase in paid-in capital / Variation in minority interest	-	-	133.8	4.6
Net Cash Provided (Used) in Financing Activities	(1,043.0)	999.2	(3,360.3)	(517.9)
Foreign Exchange Variations on Cash	(22.6)	0.9	(86.9)	(24.3)
Subtotal	650.8	126.5	491.8	390.4
Cash and cash equivalents, beginning of period	1,379.9	1,101.2	1,538.9	837.3
Cash and cash equivalents, end of period	2,030.7	1,227.7	2,030.7	1,227.7
Net increase in cash and cash equivalents	650.8	126.5	491.8	390.4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: November 8, 2007	By:	/s/ Graham Staley
Graham Staley
Chief Financial Officer and Investor Relations